EXHIBIT 11.1 STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE (In thousands, except per share data) (unaudited)

	Three Months Ended March 31,
	2001	2000
Net income	$13,947	$12,664

Basic earnings per share	$ 0.28	$ 0.25

Weighted average shares outstanding - basic	50,701	50,112

Diluted earnings per share	$ 0.26	$ 0.24

Weighted average shares outstanding - diluted	53,873	53,415

Calculation of weighted average shares:
Weighted average common stock outstanding-basic	50,701	50,112
Weighted average common stock options, utilizing the treasury stock
method	3,172	3,303

Weighted average shares outstanding-diluted	53,873	53,415